

Mail Stop 3030

June 14, 2016

Via E-mail
Benjamin Tseng
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2, Hsinchu Science Park
Hsinchu, Taiwan, Republic of China

> **Re: AU Optronics Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-31335**

Dear Mr. Tseng:

We have reviewed your June 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Consolidated Results of Operations for the Years Ended December 31, 2015 and 2014

Income Tax Expense, page 49

1.   Please refer to comment 1. Please tell us where the holding companies are located and their respective statutory income tax rates. Also tell us the reason you attributed a similar amount of tax rate benefit at both the subsidiary and the holding companies within a consolidated group.

Item 18. Financial Statements

Note 13. Property, Plant, and Equipment, page F-47

2.   Please refer to comment 2. Please describe your assessment to us in further detail by responding to the following:

- Tell us the number of CGUs you identified and assessed.
- Tell us which measure you used for the recoverable amount (i.e., value in use or fair value less costs to sell).
- Describe your key assumptions in determining the respective recoverable amount.
- Tell us whether you have any CGUs that are at risk of failing the impairment test and the corresponding excess of recoverable amount over carrying value.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery